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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 2-17411

                             WTT Acquisition Corp.

             (FORMALLY KNOWN AS BOONTON ELECTRONICS CORPORATION)

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             (Exact name of registrant as specified in its charter)
                                25 Eastmans Road

                            Parsippany, NJ 07054-0465

                                 (973) 386-9696

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                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                     Common Stock, par value $.10 per share

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            (Title of each class of securities covered by this Form)

                                      None
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(Title of all other classes of securities for which a duty to file reports under
                         Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(ii) [ ]
           Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(2)(i)  [ ]
           Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(ii) [ ]
           Rule 12g-4(a)(2)(ii) [ ]            Rule 15d-6           [X]
           Rule 12h-3(b)(1)(i)  [X]

         Approximate number of holders of record as of the certification or notice date: one

         Effective as of July 7, 2000, the Registrant was acquired by Wireless Telecom Group, Inc. a New Jersey corporation ("Wireless") by way of a merger (the "Merger") in which WTT Acquisition Corp., a New Jersey corporation and wholly owned subsidiary of Wireless, merged with and into the Registrant. The Registrant, as the surviving corporation, in the Merger, continues to exist under New Jersey law as a wholly-owned subsidiary of Wireless. In connection with the Merger, 0.79 shares of Wireless common stock were exchanged for each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger. Accordingly, as of the date hereof, there are no holders of record of Common Stock of the Registrant.

         Pursuant to the requirements of the Securities Exchange Act of 1934, WTT ACQUISITION CORP. (formerly known as Boonton Electronics Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  August 8, 2000                     By:  /s/ Edward Garcia
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                                           President
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